RADCOM LTD.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. will be held on Monday, November 1, 2010 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Shlomo Kalish and Matty Karp;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel, as our external directors for second three-year terms;

(3)	To approve the compensation to be paid to our directors, other than our current Chairman of the Board of Directors;

(4)	To approve the equity-based compensation to be paid to our current Chairman of the Board of Directors;

(5)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(6)	To approve an amendment to our Articles of Association;

(7)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2009; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on September 27, 2010 are entitled to notice of, and to vote at, the Meeting.  You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in our Register of Members.

By Order of the Board of Directors,

Zohar Zisapel

Chairman of the Board of Directors

Dated: September 27, 2010

Our audited financial statements for the fiscal year ended December 31, 2009, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 25, 2010 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at our website, www.radcom.com.

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL

PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value ("Ordinary Shares"), in connection with the solicitation by our Board of Directors ("Board of Directors") of proxies for use at the 2010 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held on Monday, November 1, 2010 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

It is proposed that at the Meeting, resolutions be adopted as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, Shlomo Kalish and Matty Karp;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel, as our external directors for second three-year terms;

(3)	To approve the compensation to be paid to our directors, other than our current Chairman of the Board of Directors;

(4)	To approve the equity-based compensation to be paid to our current Chairman of the Board of Directors;

(5)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration; and

(6)	To approve an amendment to our Articles of Association.

Additionally, the auditors’ report and our consolidated financial statements for the year ended December 31, 2009 will be discussed.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 2 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on September 27, 2010 will be entitled to vote at the Meeting and any adjournments or postponements thereof.  Proxies will be mailed to shareholders on or about September 29, 2010 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

We had outstanding on September 20, 2010, 5,279,772 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of September 20, 2010 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission (the "SEC"), and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC.  The percentage of outstanding Ordinary Shares is based on 5,279,772 Ordinary Shares outstanding as of September 20, 2010.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	1,852,100	33.53%
Yehuda Zisapel (4)	506,790	9.60%
RAD Data Communications Ltd. (5)	44,460	0.84%
All directors and executive officers as a group, except Zohar Zisapel, (10 persons) (6)	136,877	2.53%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of September 20, 2010.

(2)
For determining the percentage owned by each person, Ordinary Shares for each person includes Ordinary Shares that may be acquired by such person pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of September 20, 2010.  The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by a Radcom Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.  On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

(3)
Includes 44,460 Ordinary Shares held of record by RAD Data Communications Ltd. ("RDC") and 13,625 Ordinary Shares held of record by Klil and Michael Ltd., all Israeli companies and 244,531 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of September 20, 2010.  Zohar Zisapel is a principal shareholder and director of RDC and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information was provided to us by Mr. Zisapel.

(4)
Includes 44,460 Ordinary Shares held of record by RDC and 227,590 Ordinary Shares held of record by Retem Local Networks Ltd., an Israeli company.  Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Messrs. Zohar Zisapel and Yehuda Zisapel have shared voting and dispositive power with respect to the Ordinary Shares held by RDC.  The Ordinary Shares held by RDC are reflected under the number of Ordinary Shares held by Zohar Zisapel and Yehuda Zisapel.

(6)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of September 20, 2010. and have, therefore, not been separately disclosed. The amount is comprised of Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of September 20, 2010.

ITEM 1 – RE-ELECTION OF NON-EXTERNAL DIRECTORS

At the Meeting, you will be asked to re-elect three non-external directors, Mr. Zohar Zisapel, Mr. Shlomo Kalish and Mr. Matty Karp, to serve as members of our Board of Directors. The nominees, if re-elected, together with our external directors, proposed to be re-elected pursuant to Item No. 2, will constitute our entire Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under our Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as our directors, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of our Articles of Association.

In the event any one or more of the below nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any nominees named herein

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Mr. Zohar Zisapel (61), a co-founder of our company, has served as our Chairman of the Board since our inception in 1985.  Mr. Zisapel is also a founder and Chairman of the Board of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he served as President from 1982 to 1997.  Mr. Zisapel serves as a director of other public companies, including Amdocs Ltd., RADVISION Ltd. (as Chairman of the Board) and Ceragon Ltd. (as Chairman of the Board), as well as a director or Chairman of several private companies.  Mr. Zisapel holds a B.Sc. and a M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A.degree from Tel Aviv University.

Dr. Shlomo Kalish (57), has served as a director since December 2009. Dr. Kalish currently serves as the Chief Executive Officer of the Jerusalem Global Group, a technology focused investment house, which he founded in 1994.  Dr. Kalish is also the managing partner of Jerusalem Global Ventures, a $120 million venture capital fund investing in seed-stage and early-stage communications and information technology companies, which he founded in 1999.  Dr. Kalish is currently a director of Valor Computerized Software (XETRA: VCR.DE) and two private companies, Camero Technologies and NotalVision.  Dr. Kalish also serves on the Boards of Governors of the Technion - Israel Institute of Technology and The Jerusalem College of Technology.  Dr. Kalish holds a B.Sc. from Tel Aviv University, a M.Sc. from the Sloan School of Management at the Massachusetts Institute of Technology ("MIT") and a Ph.D. in Operations Research from MIT.

Mr. Matty Karp (60), has served as a director since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. Mr. Karp served as the Chairman of Israel Growth Partners Acquisition Corp. from 2007 to 2008.   Mr. Karp served as the Chief Executive Officer of Kardan Technologies, a technology investment company, from 1994 to 1999, and continued to serve as a director until October 2001. Mr. Karp served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies, from 1994 to 1997. Mr. Karp has also served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT) from 1987 to 1994. Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp holds a B.S., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Dr. Shlomo Kalish be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2 – RE-ELECTION OF EXTERNAL DIRECTORS

The Israeli Companies Law, 5759-1999 (the "Companies Law") requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. We currently have two external directors, both of whom are up for re-election at the Meeting.

No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.  If, at the time external directors are to be appointed, all current members of a company’s board of directors are of the same gender, then at least one external director must be of the other gender.

A person is qualified to serve as an external director only if he or she has "accounting and financial expertise" or "professional qualifications," as such terms are defined under regulations promulgated under the Companies Law. At least one external director must have "accounting and financial expertise."  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, are not required to appoint an external director with "accounting and financial expertise" if a director with "accounting and financial expertise" who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. Such director is currently Mr. Shlomo Kalish, who will continue to be such director with "accounting and financial expertise" if elected pursuant to Item No. 1. All of the external directors of such a company must have "professional qualifications." The board of directors of such a company is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have "accounting and financial expertise" or "professional qualifications". Our Board of Directors has determined that both Uri Har and Irit Hillel possess "professional qualifications".

Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee must include all of the external directors. An external director is entitled to compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the "Compensation Regulations") and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (see Item No. 3).

External directors are elected by the shareholders.  In general, external directors serve for an initial three-year term, which may be renewed for an additional three-year term.  External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an external director ceases to meet the statutory qualifications with respect to his or her appointment or if the external director violates his or her duty of loyalty to the company.

Mr. Uri Har and Ms. Irit Hillel were elected to serve as external directors for an initial three-year term at our 2007 annual general meeting of shareholders, held on October 24, 2007.  Accordingly, at the Meeting, you will be asked to re-elect Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a second three-year term, effective as of October 24, 2010, which is the date on which their initial term as external directors will expire.  Our Board of Directors has determined that Mr. Uri Har and Ms. Irit Hillel each qualifies as an external director within the meaning of the Companies Law, after receiving from each of them a declaration confirming his/her qualifications under the Companies Law to be elected as an external director.

If re-elected, Mr. Uri Har and Ms. Irit Hillel will each receive the cash compensation and equity-based compensation described in Item No. 3 (if such Item is approved).

Set forth below is a brief biography of each of the nominees for external director, based upon our records and information furnished to us by each of them.

Mr. Uri Har (73), has served as one of our external directors since October 2007. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006.  Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attaché in the United States and Canada.  Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department.  Mr. Har holds a B.Sc. and a M.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology.

Ms. Irit Hillel (47), has served as one of our external directors since October 2007.  She has spent the last 15 years as an entrepreneur and senior executive in a number of high tech and financial services firms.  She founded and served as the executive Vice President for business development and as a board member for PrintPaks, which was acquired by Mattel Inc. (NYSE: MAT) in 1997.  After leading the PrintPaks disposition effort, Ms. Hillel became the Managing Director of Mattel Interactive Europe.  At Mattel, she led a multi-functional team located in six countries, bringing to market some of Europe’s best-selling computer game titles.  She has also served as a Vice President at Power Paper Ltd. and worked with Hewlett Packard Co. (NYSE: HPQ) and Mirage Innovations Ltd. in strategy, capital raising and business development roles. Earlier in her career, Ms. Hillel was an investment manager in the high yield bonds and equities investment department at Columbia Savings in Beverly Hills, California. Ms. Hillel holds an M.B.A. from the Anderson Graduate School of Business at University of California-Los Angeles, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of external directors, provided that either (i) at least one-third of the Ordinary Shares voted on the matter by non-controlling shareholders are voted in favor of the election of the external directors or (ii) the total number of Ordinary Shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Uri Har be and hereby is re-elected to the Board of Directors for a second three-year term as an external director, effective immediately."

"RESOLVED, that Ms. Irit Hillel be and hereby is re-elected to the Board of Directors for a second three-year term as an external director, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 3 – APPROVAL OF COMPENSATION OF DIRECTORS,
OTHER THAN OUR CURRENT CHAIRMAN OF THE BOARD OF DIRECTORS

At the Meeting, you will be asked to approve the compensation for each of our directors, other than our current Chairman of the Board of Directors, Mr. Zohar Zisapel, as described below.  The compensation of external directors is strictly governed by the Compensation Regulations.  We propose to pay our independent directors the same compensation, in the form of cash and stock options, which is paid to our external directors.  Under the Companies Law, the compensation of directors requires the approval of the audit committee, board of directors and shareholders, in that order.  Alternatively, the Compensation Regulations allows companies to pay compensation to external directors without obtaining shareholder approval if such compensation complies with certain conditions set forth therein.  On September 20, 2010, the Audit Committee of the Board of Directors (the "Audit Committee") and the Board of Directors approved the below compensation terms, subject to shareholder approval of the applicable director's appointment (see Item No. 1 and Item No. 2) and this Item.

Cash Compensation

The cash component of the compensation of our external directors consists of an annual fee of NIS 18,300 (currently equivalent to approximately $4,850) and a per meeting attendance fee of NIS 1,060 (currently equivalent to approximately $280), payable in accordance with the Compensation Regulations.  This is the minimum amount payable by us to external directors pursuant to the Compensation Regulations.  We propose to pay our independent directors the same cash compensation that is paid to our external directors.

The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on September 20, 2010.  All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our independent directors.

Equity Compensation

The equity component of the proposed director compensation consists of options exercisable into Ordinary Shares under our 2003 Share Option Plan. The options to be granted to our external and independent directors will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or after such director’s termination or resignation from office.  The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be the date of the Meeting, and thereafter on each anniversary of the Meeting on which such director still serves as a director.  If the shareholders approve any change to the terms of the 2003 Share Option Plan with respect to external directors, within the meaning of the Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to the independent directors.  For more information regarding options issued under the plan, see Item No. 3 of our Proxy Statement, filed with the SEC on Form 6-K on August 11, 2003.

At the Meeting, you will be asked to approve, for each year of service, an annual grant of options to purchase 10,000 Ordinary Shares to each of our two external directors, Mr. Uri Har and Ms. Irit Hillel (assuming each is elected at the Meeting), and to each of our two independent directors, Dr. Shlomo Kalish and Mr. Matty Karp (assuming each is elected at the Meeting).  The term of the equity compensation arrangement shall be for be for three (3) years commencing from the date of the Meeting.

Reasons for the Proposal

The Audit Committee and Board of Directors noted in their approval of the proposed director compensation that the proposed compensation is intended to compensate the external and independent directors for their services and their contributions to our development.  In particular, the Audit Committee and Board of Directors noted that the purpose of the proposed option grant is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. The Audit Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our external and independent directors. Finally, the proposed compensation of independent directors is meant to provide the same compensation to our independent directors as that paid to our external directors. In light of all of the above, the Audit Committee and Board of Directors stated that the proposed director compensation is in our best interests.

Required Approval

The compensation of directors generally requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that, pursuant to the Compensation Regulations, any compensation of external directors in the form of equity also requires that either (i) at least one-third of the Ordinary Shares of non-controlling shareholders that are voted on the matter are voted in favor or (ii) the total number of Shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares.  If this Item No. 3 is approved by the simple majority vote but not by the special threshold set forth in the above provision, then such approval shall apply only to the directors who are not external directors (other than Mr. Zohar Zisapel), and we will compensate our external directors in accordance with the Compensation Regulations.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of our directors (external and independent directors), other than Mr. Zohar Zisapel, including the cash compensation payable to our external and independent directors, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - APPROVAL OF EQUITY-BASED COMPENSATION FOR THE CURRENT CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law, the compensation of directors requires the approval of the audit committee, board of directors and shareholders, in that order.  As an incentive for the activities and efforts of Mr. Zohar Zisapel, the current Chairman of the Board of Directors (the "Chairman"), on September 20, 2010, the Audit Committee and the Board of Directors have approved, subject to shareholder approval of the Chairman's appointment (see Item No. 1) and this Item No. 4, the annual grant of options to purchase 30,000 Ordinary Shares to the Chairman, in accordance with and subject to the terms detailed below.

The options will be granted under our 2003 Share Option Plan. The options will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or after such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be the date of the Meeting, and thereafter on each anniversary of the Meeting on which our Chairman still serves as Chairman of our Board of Directors.  For more information regarding options issued under the plan, see Item No. 3 of our Proxy Statement, filed with the SEC on Form 6-K on August 11, 2003.  The term of the compensation arrangement shall be for three (3) years commencing from the date of the Meeting.

Reasons for the Proposal

The Audit Committee and Board of Directors noted in their approval of the proposed Chairman compensation that the proposed compensation is intended to compensate the Chairman for his services and his contributions to our development.  In particular, the Audit Committee and Board of Directors noted that the purpose of the proposed option grant is to motivate the Chairman to seek to enhance long-term shareholder value by aligning his interests with those of our shareholders. The Audit Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the amount of time and effort required by our Chairman.  In light of all of the above, the Audit Committee and Board of Directors stated that the proposed Chairman compensation is in our best interests.

Required Approval

The approval of the equity-based compensation of the Chairman requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.  In addition, since Mr. Zisapel may be deemed a "controlling shareholder" (as such term is defined in the Companies Law) of our company, this matter will be approved only if either (i) at least one-third of the Ordinary Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Ordinary Shares voted against such matter by shareholders who do not have a personal interest in the matter does not exceed one percent of our outstanding Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposal relating to Mr. Zisapel indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of our Ordinary Shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact Mr. Jonathan Burgin, our Chief Financial Officer at +972-3-645-5055 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of Mr. Zohar Zisapel as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer, A Member firm of Ernst and Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the end of the 2011 annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6- AMENDMENT OF ARTICLES OF ASSOCIATION

Section 173 of the Companies Law provides that privately held companies in Israel as well as companies only listed on stock exchanges outside of Israel, such as our company, are not required to provide its shareholders with annual financial statements, provided that such a provision is included in such company's articles of association.  As we are only listed on the NASDAQ Capital Market and file our financial statements with the SEC, similar to other Israeli companies that are only listed on a stock exchange outside Israel, the Board of Directors believes that it would be desirable to amend our Articles of Association by adding a provision that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC's website, www.sec.gov, and at our website, www.radcom.com.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the abovementioned amendment to our Articles of Association.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Article 64 of our Articles of Association be amended by adding the following two sentences at the end of such Article 64:

The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to shareholders, except upon written request to the principal offices of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 7 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2009 were filed together with our Annual Report on Form 20-F, which was filed on March 25, 2010 with the SEC and is available at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote by the shareholders.

ITEM 8- OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Zohar Zisapel

Chairman of the Board of Directors

Dated: September 27, 2010